Declarations EXCESS INSURANCE POLICY
CUSTOMER NUMBER	DATE ISSUED
233330	07/11/2006
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
267860356	Continental Insurance Company (herein called ‘Underwriter’)	736714
NAMED INSURED AND ADDRESS	PRODUCER NAME AND ADDRESS
Item Pimco Funds (herein called Insured) 680 Newport Drive Suite 250 Newport Beach CA 92660	Marsh USA, Inc. Cameron M. Mahoney One California Street San Francisco, CA 94111

Item 2.	Policy Period: from 12:01 a.m. on 7/1/2006 to 12:01 a.m. on 7/1/2007 standard time.

Item 3.	Single Loss Limit of Liability: $15,000,000

Item 4.	Underlying Insurance:

Primary Underlying Insurer	Single Loss Policy Number	Limit of Liability	Deductible
National Union Fire Insurance Company of Pittsburgh, PA	621-3820	$25,000,000	$250,000
Excess Underlying Insurer	Single Loss Policy Number	Limit of Liability
Federal Insurance Company	81866024	$25,000,000

Item 5.	Notice of claim should be sent to the Underwriter at:	CNA Global Specialty Lines Fidelity Bonding 40 Wall Street New York, NY 10005

Item 6.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

G-145125-A	Ed.08/03-Policyholder Notice-Economic and Trade Sanctions Condition

G-145184-A	Ed.06/03-Economic and Trade Sanctions Condition

Item 7.	The Insured by acceptance of this policy gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

Countersigned by	__________________________ Authorized Representative

________________________________ Secretary	________________________________ Chairman of the Board

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

INSURING AGREEMENT

The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

GENERAL AGREEMENTS

1.    NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS

At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

CONDITIONS AND LIMITATIONS

1.    UNDERLYING COVERAGE

This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

2.    DROP DOWN PROVISION

If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer’s Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.

3.    AGGREGATE LIMIT OF LIABILITY

The Underwriter’s total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

4.    SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

5.    CANCELLATION

This policy cancels in its entirety upon the earliest occurrence of any of the following:

a.	60 days after the receipt by an Insured of a written notice from the Underwriter of its decision to cancel this policy;

b.	immediately upon the receipt by the Underwriter of a written notice from the Insured of its decision to cancel this policy;

c.	immediately upon the appointment of a trustee, receiver, or liquidator of any Insured, or the taking over of any Insured by State or Federal officials;

d.	immediately upon the dissolution or takeover of an Insured;

e.	immediately upon the exhaustion of the Aggregate Limit of Liability;

f.	immediately upon the expiration of the Policy Period; or

g.	immediately upon the cancellation, termination or non-renewal of the Primary Underlying Insurance.

6.    CONFORMITY

If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

7.    CHANGE OR MODIFICATION

This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.

________________________________ Secretary	________________________________ Chairman of the Board

POLICYHOLDER NOTICE

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit aH United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven’t already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We’re sure you share our commitment to compliance and thank you for your cooperation. Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy: ECONOMIC AND TRADE SANCTIONS

CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.	Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.	Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.	Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economicor trade sanctions; or

5.	Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 267860356
ISSUED TO: Pimco Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.	Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.	Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.	Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.	Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2
POLICY NUMBER: 267860356
ISSUED TO: Pimco Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)